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                           VAN KAMPEN EQUITY TRUST II
                                522 Fifth Avenue
                            New York, New York 10036

                                          November 3, 2008

Mr. Richard Pfordte
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

          Re: Van Kampen Equity Trust II (the "Registrant")--
              Request for Withdrawal of Post-Effective Amendment to the Registrant's Registration Statement on Form N-1A (File Nos. 333-75493 and 811-09297)

Dear Mr. Pfordte:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Van Kampen Equity Trust II (the "Registrant") hereby requests withdrawal of the post-effective amendment to its registration statement on Form N-1A (Accession No. 0000950152-08-008428), together with all exhibits filed therewith, filed on October 30, 2008 (the "Amendment").

          The Amendment was filed electronically with the Securities and Exchange Commission and inadvertently omitted to state that the prospectuses of the series of the Registrant were incorporated by reference. The post-effective amendment to the registration statement has subsequently been re-filed on October 31, 2008 to clarify that the prospectuses of the series of the Registrant are incorporated by reference. No securities have been issued or sold in connection with the Amendment.

          If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 296-6968.

          Thank you for your assistance in this matter.

                                        Sincerely,

                                        VAN KAMPEN EQUITY TRUST II


                                        By: /s/ Julien Yoo
                                            ------------------------------------
                                            Julien Yoo
                                            Assistant Secretary